Sun Life Financial Inc. Redeems Series 2012-1 Subordinated Unsecured 4.38% Fixed/Floating Debentures

TORONTO, ON – (March 2, 2017) — Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) announced today that it completed the redemption of all of its outstanding $800 million principal amount of Series 2012-1 Subordinated Unsecured 4.38% Fixed/Floating Debentures.

About Sun Life Financial
Sun Life Financial is a leading international financial services organization providing a diverse range of insurance, wealth and asset management solutions to individuals and corporate Clients. Sun Life Financial has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of December 31, 2016, Sun Life Financial had total assets under management of $903 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to Editors: All figures in Canadian dollars.

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Media Relations Contact:	**Investor Relations Contact:**
Gannon Loftus	Greg Dilworth
Manager, Media & PR	Vice-President
Corporate Communications	Investor Relations
T. 416-979-6345	T. 416-979-6230
gannon.loftus@sunlife.com	investor.relations@sunlife.com